UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))
FAIRFAX INVESTMENTS USA CORP.
a wholly owned subsidiary of
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,042,046,980	$58,146.22

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation, other than Shares owned by Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash. As of September 17, 2009, there were 58,430,892 Shares outstanding, of which 42,399,400 Shares are owned by Fairfax and its subsidiaries. As a result, this calculation assumes the purchase of 16,031,492 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,146.22	Filing Party:	Fairfax Financial Holdings Limited and Fairfax Investments USA Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	September 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Fairfax Financial Holdings Limited, a Canadian corporation (“Fairfax”), and Fairfax Investments USA Corp., a Delaware corporation and wholly-owned subsidiary of Fairfax (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp, a Delaware corporation (“Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.
     The following amendments and supplements to Item 13 of the Schedule TO are hereby made.

Item 13.	Information Required by Schedule 13E-3.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of Item 13 of the Schedule TO is hereby amended and supplemented to add the following information:
     (e)   Pursuant to the Merger Agreement, the parties to the Merger Agreement have agreed to use reasonable best efforts to take any and all actions necessary to provide for treatment of all outstanding stock options, restricted stock and awards issued or granted pursuant to Odyssey Re’s Stock Option Plan, 2002 Stock Incentive Plan, Restricted Share Plan, Employee Share Purchase Plan as a result of the Merger in a manner acceptable to the Special Committee. Following consultation with and approval of the Special Committee, Odyssey Re and Fairfax management have agreed on the proposed treatment of the aforementioned equity-based awards in connection with the Merger, as further described below. These arrangements are subject to satisfaction of the conditions to and completion of the Offer and the Merger.
     Stock Options.   Immediately following the completion of the Merger, participants in Odyssey Re’s Stock Option Plan and 2002 Stock Incentive Plan who hold vested options would receive, for each unexercised option, the difference between the Offer Price and the grant price of the vested option, less any applicable withholding of taxes. In connection with such payment, the vested options would be cancelled. With respect to unvested options issued pursuant to the Stock Option Plan, Odyssey Re would, as permitted pursuant to the terms of such plan, replace, effective as of the effective time of the Merger, the Shares underlying such options with an amount in cash (the “Cash Value”). The vesting terms of the option would not change from those governing the original grant award. The Cash Value would equal: $65.00, increased or decreased by the adjusted cumulative percentage change (which may be positive or negative) in Odyssey Re’s book value from June 30, 2009 through to the end of the most recently completed fiscal quarter for which financial statements that report Odyssey Re’s book value are available prior to the applicable vesting date of the option. Unless the participant were to elect otherwise in writing at least 14 days prior to the vesting date, such participant would be deemed to have exercised the option (which has an exercise price equal to $0) upon vesting, and would receive the Cash Value, less any applicable withholding of taxes.
     Any participant who chose not to exercise the option upon vesting would be responsible for payment of applicable taxes, and the Cash Value would not increase or decrease based on changes in Odyssey Re’s book value following the vesting date, but would accrue nominal interest from that vesting date until the option is exercised.
     Restricted Stock.   Any outstanding shares of restricted stock that remain subject to vesting terms would, as of the Merger, be cancelled and converted into the Merger Consideration ($65.00 per share of Common Stock), but the cash payable in connection therewith would be subject to the same vesting terms as applied to the restricted stock, and award recipients would not be eligible to receive that cash until the vesting date or dates that would have been applicable to their restricted stock, provided the applicable vesting requirements are satisfied at the time of vesting. Subject to completion of the Merger, Odyssey Re anticipates that it will offer holders of this restricted cash the option to substitute the opportunity to receive such restricted cash with the opportunity to receive the Cash Value. The Cash Value would be subject to the same non-economic terms and conditions, including the vesting schedule, as currently apply to a holder’s restricted stock.
     Employee Share Purchase Plan.   Immediately following completion of the Merger, Odyssey Re plans to terminate the Employee Share Purchase Plan (the “ESPP”). Pursuant to the arrangements agreed upon between Fairfax and Odyssey Re, Odyssey Re has suspended the ESPP as of October 2, 2009, and no further employee contributions or Odyssey Re matching contributions will be made under, and no further Shares will be purchased pursuant to, the ESPP. Any person holding Shares in ESPP accounts is entitled to tender such Shares in the Offer (subject to applicable requirements of the Securities Act and Exchange Act). Fairfax and Odyssey Re further intend to provide that, if, after earnings for fiscal year ended December 31, 2009 are reported, Odyssey Re’s return on equity for 2009 (calculated in accordance with the ESPP) is 15% or higher, ESPP participants will receive an amount in cash equal to 20% of their ESPP contributions during 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 13, 2009

FAIRFAX INVESTMENTS USA CORP.
By:	/s/ Eric P. Salsberg
	Name:	Eric P. Salsberg
	Title:	Vice President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(5)(i)*	CapGrowth Partners v. V. Prem Watsa, et al., Docket No. CV-09-6002152-S, Superior Court of Connecticut, Judicial District of Stamford/Norwalk (filed October 7, 2009).

(d)(1)
Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009)

(d)(2)
Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.3 to the Schedule 13D filed on September 22, 2009)

(g)*	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(g)(2)
Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 4, 2009 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by Odyssey Re Holdings Corp. on September 30, 2009)

*	Previously filed with the Schedule TO